Exhibit 99.2

LANVIN GROUP PRELIMINARY FY 2024 REVENUES February 2025

2 Forward-Looking Statements This presentation, including the sections “LANVIN GROUP 2024 PRELIMINARY REVENUES”, “2025 GUIDANCE”, “BRAND LEVEL RESULTS” and “APPENDIX”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2024; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Preliminary Revenues Throughout this presentation, FY 2024 and 2024 half-year revenues are preliminary and unaudited. The audit of our financial statements will be finalized at the time of our 2024 consolidated financial statements. These unaudited financial data are not a comprehensive statement of our financial results for the year and the three months ended December 31, 2024, and should not be viewed as a substitute for our full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Lanvin Group’s financial closing procedures, including the review of such financial results by Lanvin Group’s audit committee, and finalization and audit of Lanvin Group’s consolidated financial statements for the year ended December 31, 2024. During the preparation of Lanvin Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2024, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the periods reported may differ from these preliminary results. DISCLAIMER

A UNIQUE GLOBAL LUXURY PLATFORM

A WARDROBE OF LUXURY AND CONTEMPORARY ELEGANCE

LANVIN GROUP'S BRANDS WORK TOGETHER TO BUILD A WARDROBE OF MODERN, GENERATIONAL LUXURY FOR ITS CONSUMERS BY SYNERGIZING EACH BRANDS' IDEAS AND CORE SKILLS IN DESIGN AND PRODUCTION


LANVIN

SINCE

1889

2024 Revenues – €83 million
% of Group Revenues – 25%

A Leader in French Haute Couture with a Rich Heritage


sergio rossi

SINCE

1951

2024 Revenues – €42 million
% of Group Revenues – 13%

A Forerunner in Design; Manufacturing Shoes and Accessories with Provocative, Modern Sophistication


ST. JOHN

SINCE

1962

2024 Revenues – €79 million
% of Group Revenues – 24%

A Foundation of American Luxury; Building Wardrobes with Timeless yet Contemporary Style

SINCE

1950

2024 Revenues – €88 million
% of Group Revenues – 27%

Iconic Skinwear Brand that Combines Luxury, Technology, and Premier Manufacturing


Wolford

SINCE

1958

2024 Revenues – €37 million
% of Group Revenues – 11%

The Reference Luxury Tailoring Manufacturer in Italy, Combining Traditional Skills with Innovation in Shapes and Material


CARUSO

Source: Company website. Company information.
Note: All financial figures are unaudited estimates as of December 31, 2024 and represent each brand's revenues, net of eliminations.

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LANVIN GROUP 2024 PRELIMINARY REVENUES

THE GROUP SET FOUNDATION FOR A GRADUAL RETURN TO GROWTH

Key Takeaways

- Preliminary revenue of €328.2 million for FY 2024, a 23.0% decrease over FY 2023
- Challenging macro backdrop weighing on consumer sentiment and challenging industry environment in 2024
- The slowdown intensified throughout the year, especially for Greater China and wholesale
- Proactively consolidated stores network to optimize the retail footprint and concentrate on core business units to enhance operational efficiency
- Measures implemented to reduce back-office expenses and improve working capital management
- Appointment of Andy Lew as Executive President expected to drive strategic implementation and bring transformative initiatives across Lanvin Group's brands

CONTINUED GROWTH TREND FROM FY 2020 TO FY 2024

Total Revenue (1) € in millions



CAGR FY20-24: +10%
€223
12%
30%
43%
16%
€309 (2)
8%
9%
24%
35%
24%
€339 (3)
7%
17%
22%
32%
21%
€422
7%
15%
20%
30%
28%
€426
9%
14%
21%
30%
26%
€328
11%
13%
24%
27%
25%
2020A
2021A
2021PF
2022A
2023A
2024A
Lanvin
Wolford
St. John
Sergio Rossi
Caruso

BALANCED DEVELOPMENT ACROSS REGIONS AND CHANNELS

% of Total Revenue, *2024 YoY Growth %*



Greater China
Other
12%
6%
2023
47%
North America
35%
EMEA
Greater China
-37%
Other
-12%
10%
6%
2024
44%
North America
-13%
39%
EMEA
-28%



Wholesale
Other
4%
38%
2023
58%
DTC
Wholesale
-28%
Other
-31%
4%
35%
2024
61%
DTC
-19%

Note: Results are presented on an unaudited basis.
(1) Total revenue of Lanvin group includes Group eliminations.
(2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.
(3) 2021 PF Revenue includes Sergio Rossi 12-month contributions.

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6 2025 GUIDANCE 01 Enhance management by cultivating a dynamic and experienced leadership team that is agile and adaptable to change 02 Establish a second headquarters in Europe, a strategic move aimed at streamlining operations, and enhancing decision-making agility 03 Search for new revenue growth points in regions, product categories and innovative business models through strategic partnerships and collaborative ecosystem 04 Anticipated sales growth following the appointment of new Artistic Director at Lanvin and Creative Director at Sergio Rossi 6

7

LANVIN 2024 PRELIMINARY REVENUES AND 2025 GUIDANCE

KEY TAKEAWAYS

- 2024 was a pivotal year of transition for Lanvin. Revenue declined by 26% from €112M in 2023 to €83M in 2024 in the context of a global slowdown in the demand for luxury products and changing tastes and behaviors of aspirational customers.
- Wholesale revenue fell by 32% due to a weak and contracting market for retailers and specialty stores. DTC revenue decreased at a slightly lower rate of 21%, in line with the overall trend in the luxury sector.
- Geographical consumption trends had a significant impact, with sales in Greater China falling 40% and North America 19%. The EMEA DTC market proved more resilient, despite wholesale challenges.
- Lanvin is rebalancing its distribution channels with adjustments in the retail network targeting less productive stores and investing in its first collection under the new Artistic Director, Peter Copping, in Q4 2024.
- The highly anticipated debut fashion show by Peter Copping in January 2025 was widely acclaimed across the industry with extensive media coverage and retailer interest; product deliveries expected in H2 2025.

Lanvin Global Revenue 2020A – 2024A



€ in millions
H2
H1
2024 YoY Growth
-26%
-40%
-12%
€35M
35
€73M
43
29
€120M
56
64
€112M
55
57
€83M
34
48
2020A
2021A
2022A
2023A
2024A

Lanvin Global Revenue by Region and Channel in 2024

% of Total Revenues, *2024 YoY Growth %*



Other
-27%
15%
2024
53%
DTC
-21%
33%
Wholesale
-32%
Other
-14%
8%
Greater China
-40%
18%
2024
47%
EMEA
-25%
28%
North America
-19%

Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

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9

WOLFORD 2024 PRELIMINARY REVENUES AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue declined by 31%, dropping from €126M in 2023 to €88M in 2024. The year was marked by challenges and transitions, including macroeconomic uncertainties and disruptions in logistics.
- EMEA (-36% vs LY) is most affected region, followed by Greater China (-27%) and North America (-17%). Wholesale channel experienced the greatest impact (-46%), primarily due to the transition to a new logistics partner, which caused delays in product deliveries.
- Marketing and branding efforts have been streamlined to focus on key product launches and commercial moments. Social media remains the primary platform for engaging with a global audience and amplifying messages.
- In 2025, the company will celebrate its 75th anniversary with a brand push in the second half of the year, driven by various local activations. The focus will be on optimizing product assortment and focusing on hero products to enhance cash efficiency. From a channel standpoint, the company will continue streamlining its retail network while placing strong emphasis on expanding both the wholesale and e-commerce channels.

Wolford Global Revenue 2020A – 2024A



€ in millions
2024 YoY Growth %
H2
H1
€95M
€109M
€126M
€126M
€88M
95
67
42
72
54
67
59
45
43
-31%
-33%
-28%
2020A
2021A
2022A
2023A
2024A

Wolford Global Revenue by Region and Channel in 2024



% of Total Revenues, *2024 YoY Growth %*
Other
NM
Wholesale
-46%
24%
2024
76%
DTC
-23%
Greater China
-27%
Other
NM
North America
-17%
8%
0%
30%
2024
62%
EMEA
-36%

Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

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11

SERGIO ROSSI 2024 PRELIMINARY REVENUES AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue declined 30% from €60M in 2023 to €42M in 2024.
- EMEA market declined 35%, mainly due to European wholesale conditions and planned reduction of lower-margin third-party production.
- Greater China market declined 35% due to a challenging retail market.
- Japan market showed a slight decrease of 8%, while Outlet revenue increased by 15%.
- In July 2024, Sergio Rossi announced the appointment of Paul Andrew as Creative Director. He will collaborate with the team to propose a new vision for the brand and lead it into a bright future.
- 2025 priorities will be focused on enhancing wholesale business with Paul Andrew's new collection, optimizing operations and capital expenditure, and seeking local partners to explore opportunities in high-growth regions.


Sergio Rossi Global Revenue 2021A – 2024A
€ in millions
H2
H1
2024 YoY Growth %
€59M
€62M
€60M
€42M
33
35
26
22
26
27
33
20
2021PF
2022A
2023A
2024A
-30%
-19%
-38%


Sergio Rossi Global Revenue by Region and Channel in 2024
% of Total Revenues, 2024 YoY Growth %
Wholesale
-47%
33%
2024
67%
DTC
-15%
Other
-8%
30%
2024
49%
EMEA
-35%
19%
2%
Greater China
-35%
North America
-63%

Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.
Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.

12

13

ST. JOHN 2024 PRELIMINARY REVENUES AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue declined 12% from €90M in 2023 to €79M in 2024. Decline in luxury demand and global economy challenges both negatively impacted traffic and topline.
- North America outperformed other regions. Domestic wholesale grew by 3%, driven by strategic key account partnership with Nordstrom. Retail revenue decreased by 9%, with traffic down 10%. E-Commerce decreased by 15%, both platform migration and distribution relocation negatively impacted topline in the fourth quarter but are expected to drive increases to topline in 2025.
- International revenue decreased by 46% amid global economy challenges. The North America market will continue to be the primary focus moving into 2025 as St. John looks to simplify and streamline its business.
- In 2024, St. John repositioned their retail portfolio in key markets, opening Flagship Boutiques in New York and Beverly Hills. It also completed an impactful Digital Upgrade in Q4 to better highlight products and elevate the client experience on site. These upgrades are expected to provide a cohesive cross-channel shopping journey.
- North America will continue to be the priority in 2025. The brand will lean into its Southern California heritage through powerful storytelling and strong product positioning in knits.

St. John Global Revenue 2020A - 2024A


€ in millions
2024 YoY Growth %
H2
H1
€67M
€73M
€86M
€90M
€79M
67
40
33
44
42
44
47
39
40
-12%
-10%
-14%
2020A
2021A
2022A
2023A
2024A

St. John Global Revenue by Region and Channel in 2024

% of Total Revenues, *2024 YoY Growth %*


Other
NM
0%
Wholesale
-8%
22%
DTC
-13%
2024
78%
Greater China
-43%
EMEA
-58%
1%
5%
North America
-9%
2024
94%

Note: Revenue eliminations are not allocated by brand, and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

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15

CARUSO 2024 PRELIMINARY REVENUES AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenues decreased slightly by -7% from €40M in 2023 to €37M in 2024.
- B2B Maisons orders decreased due to a difficult luxury market that impacted some of the company's top clients. Lower buy of those clients was partially offset by newly acquired top customers.
- The Caruso brand business grew double-digit, gaining market share, attributed to the appeal of its playful-elegant collections and its undisputed quality level offered at a customer-respectful luxury price. Also, the brand's made-to-measure business expanded, driven by its outstanding service level.
- 2025 is expected to be slow in the first half and then see a trend inversion in the Maisons business thanks to new designers' effect and new business relationships in the make.
- The Caruso Brand is poised for continued growth supported by a revitalized and strengthened distribution team (agents in core and new markets) and several appealing marketing initiatives being implemented.

Caruso Global Revenue 2020A – 2024A

€ in millions



H2
H1
€25M
25
€25M
12
12
€31M
16
15
€40M
20
20
€37M
17
20
2020
2021
2022
2023
2024
2024 YoY Growth %
-7%
-14%
-1%

Caruso Global Revenue by Region and Channel in 2024

% of Total Revenues, *2024 YoY Growth %*



2024
100%
Wholesale
-7%
North America
+2%
Other
-8%
13%
4%
2024
83%
EMEA
-8%

Note: Revenue eliminations are not allocated by brand, and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

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APPENDIX

LANVIN GROUP REVENUE RESULTS

(Euros in Thousands, unless otherwise noted)

Lanvin Group Revenues by Brand	Revenue 2020A FY	2021A FY	2022A FY	2023A FY	2024A FY	Growth % 2021A v 2020A	2022A v 2021A	2023A v 2022A	2024A v 2023A	20-24 CAGR
Lanvin	34,989	72,872	119,847	111,740	82,720	108.3%	64.5%	-6.8%	-26.0%	24.0%
Wolford	95,384	109,332	125,514	126,280	87,642	14.6%	14.8%	0.6%	-30.6%	-2.1%
St. John	66,512	73,094	85,884	90,398	79,269	9.9%	17.5%	5.3%	-12.3%	4.5%
Sergio Rossi	0	28,737	61,929	59,518	41,910	NM	115.5%	-3.9%	-29.6%	NM
Caruso	26,351	24,695	30,819	40,011	37,107	-6.3%	24.8%	29.8%	-7.3%	8.9%
Total Brands	223,236	308,730	423,993	427,947	328,648	38.3%	37.3%	0.9%	-23.2%	10.2%
Eliminations & Others	-624	92	-1,681	-1,769	-491					
Total Group	**222,612**	**308,822**	**422,312**	**426,178**	**328,157**	**38.7%**	**36.7%**	**0.9%**	**-23.0%**	**10.2%**

Lanvin Group Revenues by Geography	Revenue 2020A FY	2021A FY	2022A FY	2023A FY	2024A FY	Growth % 2021A v 2020A	2022A v 2021A	2023A v 2022A	2024A v 2023A	20-24 CAGR
EMEA	113,883	148,519	205,715	201,871	145,308	30.4%	38.5%	-1.9%	-28.0%	6.3%
North America	85,601	106,701	145,519	147,310	128,583	24.6%	36.4%	1.2%	-12.7%	10.7%
Greater China	18,751	42,518	48,876	53,188	33,295	126.8%	15.0%	8.8%	-37.4%	15.4%
Other Asia	4,377	11,084	22,202	23,809	20,971	153.2%	100.3%	7.2%	-11.9%	47.9%
Total	**222,612**	**308,822**	**422,312**	**426,178**	**328,157**	**38.7%**	**36.7%**	**0.9%**	**-23.0%**	**10.2%**

Lanvin Group Revenues by Channel	Revenue 2020A FY	2021A FY	2022A FY	2023A FY	2024A FY	Growth % 2021A v 2020A	2022A v 2021A	2023A v 2022A	2024A v 2023A	20-24 CAGR
DTC	124,354	186,813	247,460	247,013	200,197	50.2%	32.5%	-0.2%	-19.0%	12.6%
Wholesale	93,156	116,417	164,359	161,516	115,814	25.0%	41.2%	-1.7%	-28.3%	5.6%
Other	5,102	5,592	10,493	17,649	12,146	9.6%	87.6%	68.2%	-31.2%	24.2%
Total	**222,612**	**308,822**	**422,312**	**426,178**	**328,157**	**38.7%**	**36.7%**	**0.9%**	**-23.0%**	**10.2%**

Note: FY2024 Results are presented on an unaudited basis.

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